Exhibit 6.12

Confidential

November 11, 2024

0PROMICELL, INC.

INTERIM CHIEF SCIENTIFIC OFFICER AGREEMENT

Dr. Anthony Daniyan

34 Londonderry Lane,

Somers, NY 10589

Dear Dr. Daniyan:

This letter agreement (the “Agreement”) sets forth the terms and conditions of your scientific consulting agreement with PromiCell, Inc., a Delaware corporation (“Company”) and hereby replaces any prior agreements (including your Amended and Restated Advisory Board Agreement, which is terminated hereby), communications or understandings discussed or entered into with respect to the subject matter of this Agreement (including, without limitation, your advisory committee agreement).

1. Services. The “Services” shall consist of serving as the interim Chief Scientific Officer (“CSO”) of the Company. You shall perform your Services professionally, diligently, and independently, without supervision or specific direction from the Company. You will be expected to utilize your own tools and equipment in the performance of the Services insofar as feasible given the nature of the Services.

2. Time Commitment. You will be expected to make a reasonable time commitment to providing the Services as requested by the Company until the Services are terminated in accordance with this Agreement; provided, however, that the Services shall not require more than an average of 4-5 hours per week. The Company acknowledges that the Services will be performed at times of your election, which will be primarily after 5 p.m. Eastern time or on weekends when you do not have commitments to MSK.

3. Term. You will begin performing Services on the date hreof (the “Start Date”) and will continue through the period (the “Consulting/Advising Period”) ending on the earlier of: (a) one year; (b) thirty (30) days after either you or the Company provides written notice to the other party terminating this Agreement for any or no reason, or (c) immediately upon the Company’s written notice to you that you have breached any of your obligations under this Agreement or the Consultant Proprietary Information Agreement. Notice will be deemed to have been given when personally delivered, when sent by email, or 24 hours after being sent by overnight mail addressed to your home address set forth on the signature page.

4. Compensation. You will be entitled to compensation at a rate of $300 per hour for the Services performed during the Consulting/Advising Period, with a maximum annual compensation of $78,000. Hourly work must be reasonably, appropriately and diligently recorded and documented. Any submissions for hourly compensation shall be subject to review by the Company at its discretion and you shall submit your hourly report in accordance with the Company’s procedures and instructions. Failure to adequately track, document and record the Services that you provide shall, at the Company’s discretion, subject you to forfeiture of compensation for such period.

5. Independent Contractor. You will perform the Services as an independent contractor of the Company only, and not as an employee, joint venturer or partner of the Company or any of its affiliated entities. You will not have authority to make any representation, contract, or commitment on behalf of the Company, and you shall not purport to have any such authority, unless specifically authorized by an officer of the Company in writing. As an independent contractor, you will not be entitled to any of the benefits that the Company makes available to its employees generally, and you shall be solely responsible for and shall comply at your own expense with all applicable provisions of workers’ compensation laws, unemployment compensation laws, federal Social Security law, the Fair Labor Standards Act, federal, state and local income tax laws, and all other applicable federal, state and local laws, regulations and codes relating to terms and conditions of employment required to be fulfilled by employers and independent contractors. As an independent contractor, no deductions or withholdings will be made from any compensation paid to you for taxes, insurance or the like.

6. Stock Options. Subject to the approval of the Company’s Board of Directors (the “Board”), the Company shall grant Advisor a new stock option (in addition to any granted prior to the date of this agreement) to purchase the Option Shares (as defined below) (the “Option”). The Option shall be granted as soon as reasonably practicable. The exercise price per share will be equal to the fair market value per share on the date the Option is granted, as determined by the Board in good faith compliance with applicable guidance in order to avoid having the Option be treated as deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended. There is no guarantee that the Internal Revenue Service will agree with this value. You should consult with your own tax advisor concerning the tax risks associated with accepting an option to purchase the Company’s Common Stock. The term of the Option shall be ten (10) years, subject to earlier expiration in the event of the termination of your services to the Company.

The Option shall vest and become exercisable with respect to 25% of the total number of Option Shares on January 1, 2025, and the remaining Option Shares shall become vested and exercisable in equal monthly installments over the next thirty-six (36) months thereafter, provided that you continue to have a Services relationship with the Company at such time.  Service under this agreement shall qualify as continuing service for purposes of prior option grants to you from the Company. For purposes of this letter, the “Option Shares” shall consist of a 50,000 shares of the Company’s Common Stock.

7. Proprietary Information Agreement. As a condition of your advising/consulting relationship, you must sign and comply with the Company’s Consultant Proprietary Information Agreement (“PIA”). You acknowledge and agree that all research, data, investment analyses and work product generated in performing the Services shall be owned by, and is hereby fully assigned to the Company.

8. Outside Activities. The Company recognizes that, as an independent contractor, you may be involved in outside business activities in addition to performing the Services. The Company has no objection to such activities provided they do not create a conflict of interest or unreasonably interfere with your obligations to the Company hereunder. Please notify the Company if you believe an actual or potential conflict exists or arises, so we can evaluate how to proceed.

9. No Implied Rights. Except to the extent expressly provided in this Agreement, this Agreement does not establish, and you agree that there does not exist: (a) any right for you to be employed or retained in the service of the Company or any of its affiliated entities, or to participate in the ownership of the Company or any of its affiliated entities; (b) any right for you to participate in the goodwill or franchise value, if any, of the Company or any of its affiliated entities; or (c) any express or implied partnership or contractual relationship between the Company or any of its affiliated entities, on the one hand, and you, on the other hand.

10. Use of Name and Likeness. You hereby consent to the use of your name and likeness in promotional, advertising and marketing literature and digital publications of the Company and/or its affiliated funds, including without limitation, disclosing your role as CSO of the Company and a description of your professional degrees and titles.

11. Dispute Resolution. You and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, interpretation, or execution of this Agreement, your advising/consulting relationship with the Company or the termination of that advising/consulting relationship, shall be resolved solely and exclusively, pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and fullest extent permitted by law, by final, binding and confidential arbitration in Delaware, USA (or another mutually acceptable location) conducted before a single arbitrator by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) or its successor, pursuant to JAMS’ commercial arbitration rules as then in effect. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator, and not a court, also shall have the authority to determine if a dispute or claim is subject to this arbitration obligation. Nothing in this Agreement shall prevent either party from obtaining injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and the state courts of any competent jurisdiction.

12. General. This Agreement, including the attached exhibit, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the subject matter hereof. This Agreement is entered into without relying upon any promise, warranty, representation, or agreement, written or oral, other than those expressly contained in this Agreement, and it supersedes any other promises, warranties, representations or agreements. This Agreement may not be amended or modified except in a written agreement signed by you and a duly authorized managing member of the Company. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, such determination will not affect any other provision of this Agreement, and the invalid or unenforceable provision shall be modified to render it valid and enforceable consistent with the intent of the parties insofar as possible under applicable law. A failure to enforce for any period of time any provision of this Agreement shall not be construed as a waiver of the right of such party to enforce such provision. For purposes of construing this Agreement, any ambiguities shall not be construed against any party as the drafter. This Agreement may be executed in counterparts, which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures. This Agreement shall be construed and interpreted in accordance with the substantive laws of the State of Delaware without reference to conflicts of law principles.

Please sign below to indicate that you understand, accept, and agree to all of the terms set forth above.

Sincerely,

PromiCell, Inc.

Dr. Miltiadis Sougioultzoglou

Accepted:
Dr. Anthony Daniyan

Address:	34 Londonderry Lane,
Somers, NY 10589

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